Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TRIVE CAPITAL G&M BLOCKER CORP.

Trive Capital G&M Blocker Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

(1)	The present name of the Corporation is Trive Capital G&M Blocker Corp. The Corporation was originally incorporated under the name “Trive Capital G&M Blocker Corp.” by the filing of its original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware on June 19, 2015.

(2)	This Amended and Restated Certificate of Incorporation of the Corporation, which amends and restates the provisions of the Corporation’s current Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware and by the written consent of the Corporation’s sole stockholder in accordance with Section 228 of the General Corporation Law of the State of Delaware.

(3)	The text of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

FIRST: The name of the Corporation is “Select Interior Concepts, Inc.” (hereinafter, the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is c/o Cogency Global Inc., 850 New Burton Road, Suite 201, in the city of Dover, County of Kent, 19904. The name of the registered agent at such address upon whom process against the Corporation may be served is Cogency Global Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH:

(a) The total number of shares of all classes of stock which the Corporation shall have authority to issue is 165,000,000 shares, divided into (i) 100,000,000 shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), (ii) 15,000,000 shares of Class B common stock, par value $0.01 per share (the “Class B Common Stock”), and (iii) 50,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware of this Amended and Restated Certificate of Incorporation, each share of Common Stock, $0,001 par value per share, of the Corporation issued and outstanding immediately prior to the Effective Time shall be automatically converted into 4,190.302 validly issued, fully paid and non-assessable shares of Class B Common Stock without any further action by the Corporation or the holder thereof.

(b) Class A Common Stock and Class B Common Stock. The powers (including voting powers), preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations and restrictions, if any, of the Class A Common Stock and Class B Common Stock are as follows:

(i) Definitions. As used in this subsection (b) of this Article FOURTH, the following terms shall have the following meanings:

“National Securities Exchange” means the New York Stock Exchange, the Nasdaq Global Market, or another similar national securities exchange.

“Resale Shelf Registration Statement” means a shelf registration statement on Form S-1 or such other form under the Securities Act of 1933, as amended, then available to the Corporation for the purpose of registering the sale of the shares of Class A Common Stock that are registrable under the Registration Rights Agreement, to be entered into on or about November 22, 2017, among the Corporation, the sponsor entities party thereto, the management holders party thereto, and B. Riley FBR, Inc.

(ii) Voting Rights. Except as may otherwise be provided in this Amended and Restated Certificate of Incorporation (as it may be amended from time to time, this “Amended and Restated Certificate of Incorporation”) (including any certificate filed with the Secretary of State of the State of Delaware setting forth a copy of the resolution or resolutions of the Board of Directors of the Corporation (the “Board of Directors”) providing for the issuance of a series of Preferred Stock pursuant to the provisions of subsection (c) of this Article FOURTH (such certificate, as it may be amended from time to time, a “Certificate of Designation”)) or by applicable law, each holder of shares of Class A Common Stock or Class B Common Stock, as such, shall be entitled to one (1) vote for each share of Class A Common Stock or Class B Common Stock, as such, held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that except as otherwise required by the last sentence of subsection (c) of this Article FOURTH or by applicable law, the holders of Class A Common Stock or Class B Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any Certificate of Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other outstanding series of Preferred Stock, to vote thereon pursuant to the Amended and Restated Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

(iii) Liquidation Rights. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock as provided for or fixed pursuant to the provisions of subsection (c) of this Article FOURTH, in the event of any liquidation, dissolution or winding up of the Corporation, holders of shares of Class A Common Stock or Class B Common Stock, as such, shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares of Class A Common Stock or Class B Common Stock, as such, held by them. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation, dissolution or winding up of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this subsection (b)(iii) of this Article FOURTH.

(iv) Dividends.

(A) General. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock as provided for or fixed pursuant to the provisions of subsection (c) of this Article FOURTH, holders of shares of Class A Common Stock or Class B

Common Stock, as such, shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation if, as and when declared on the Class A Common Stock or the Class B Common Stock, as applicable, by the Board of Directors. Other than with respect to any Special Stock Dividends (as defined in subsection (b)(iv)(B)(l) of this Article FOURTH), Class A Common Stock will participate with Class B Common Stock on an as-converted basis with respect to any dividends or other distributions.

(B) Special Stock Dividends in Respect of Class A Common Stock.

(1) Accrual of Special Stock Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock as provided for or fixed pursuant to the provisions of subsection (c) of this Article FOURTH, Special Stock Dividends shall accrue on the issued and outstanding shares of Class A Common Stock at a daily rate equal to 0.05 divided by 365, up to a maximum aggregate number of shares of Class A Common Stock equal to 1,460,149 shares in the aggregate (the “Maximum Accrual Amount”), (a) commencing on February 1, 2018, if a Resale Shelf Registration Statement has not been filed with, or a draft Resale Shelf Registration Statement has not been confidentially submitted under the Jumpstart Our Business Startups Act of 2012 to, the U.S. Securities and Exchange Commission (the “SEC”) by January 31, 2018, and ceasing on the date a Resale Shelf Registration Statement has been filed with, or a draft Resale Shelf Registration Statement has been confidentially submitted under the Jumpstart Our Business Startups Act of 2012 to, the SEC, or (b) commencing on June 1, 2018, if a Resale Shelf Registration Statement has not been declared effective by the SEC and the Class A Common Stock has not been listed for trading on a National Securities Exchange by May 31, 2018, and ceasing upon the earlier to occur of (the “Conversion End Date”) (I) Special Stock Dividends accruing to the Maximum Accrual Amount, and (II) the date a Resale Shelf Registration Statement is declared effective by the SEC and the Class A Common Stock is listed for trading on a National Securities Exchange (each of the foregoing periods, beginning on the first date of such period and including each day of such period until (and not inclusive of) the end date of such period, a “Special Stock Dividend Accrual Period”). Upon a simultaneous occurrence of both Special Stock Dividend Accrual Periods on one or more days, Special Stock Dividends shall accrue on the issued and outstanding shares of Class A Common Stock as if only the Special Stock Dividend Accrual Period described in subsection (b)(iv)(B)(l)(b) of this Article FOURTH was occurring on each such day or days, such that the accrual of Special Stock Dividends in accordance with terms of this subsection (b)(iv)(B)(l) of this Article FOURTH shall not be doubled or otherwise multiplied due to the existence of simultaneously occurring Special Stock Dividend Accrual Periods. Any dividend that accrues on a share of Class A Common Stock during a Special Stock Dividend Accrual Period pursuant to this subsection (b)(iv)(B)(l) of this Article FOURTH is referred to as a “Special Stock Dividend.” A share of Class A Common Stock shall not, solely by means of sale, transfer or other disposition, become separated from the right to receive payment of Special Stock Dividends that have accrued on such share or that may accrue and be paid upon such share under this subsection (b)(iv)(B) of this Article FOURTH.

(2) Payment of Special Stock Dividends. When issued, Special Stock Dividends shall be issued in additional shares of Class A Common Stock. Shares of Class A Common Stock that accrue as a result of Special Stock Dividends and are issuable as payment of Special Stock Dividends are referred to in unissued form as “PIK Class A Common Shares.” Special Stock Dividends shall not accrue on or be issuable in respect of PIK Class A Common Shares. Accrued but unpaid Special Stock Dividends shall be paid through the issuance of additional shares of Class A Common Stock in respect of accrued PIK Class A Common Shares upon the earlier to occur of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (but prior to any such voluntary or involuntary liquidation, dissolution or winding up), and (b) the Conversion End Date (but prior to the Conversion in accordance with subsection (b)(vi)(A) of this Article FOURTH) (such event in the foregoing clause (a) or clause (b), a “Payment Date”).

(v) Rights of Class A Common Stock.

(A) Other Rights. A share of Class A Common Stock confers upon the holder of such share the benefit of any PIK Class A Common Shares that have accrued but remain unpaid upon such share of Class A Common Stock, as if such PIK Class A Common Shares had been issued on (i) the business day immediately prior to a record date declared by the Corporation with respect to any matter submitted to stockholders for a vote at a meeting of stockholders of the Corporation (for so long as shares of Class A Common Stock remain issued and outstanding), such that the holder of such shares of Class A Common Stock (in such capacity) shall be entitled to a number of votes at such meeting equal to the number of all shares of Class A Common Stock plus all accrued and unpaid PIK Class A Common Shares to which such holder is entitled as of such record date in respect of such shares of Class A Common Stock; provided, that any fractional PIK Class A Common Share to which such holder would be entitled (after the aggregation of all PIK Class A Common Shares to which such holder is entitled) will be rounded down to the nearest whole number for purposes of voting at any such meeting; (ii) the business day immediately prior to a record date declared by the Corporation with respect to any dividend benefitting the shares of Class A Common Stock (except a Special Stock Dividend), such that the holder of such shares of Class A Common Stock (in such capacity) shall be entitled to receive dividends in respect of the Class A Common Stock held in an amount equal to the aggregate amount payable on all shares of Class A Common Stock and all accrued and unpaid PIK Class A Common Shares to which such holder is entitled as of such record date; and (iii) the date of any sale, transfer or other disposition of such share of Class A Common Stock, subject to subsection (b)(v)(B) of this Article FOURTH.

(B) Transfer. Any holder of a share of Class A Common Stock electing to sell or transfer such share to a buyer or transferee, prior to any Payment Date, shall be obligated to transfer with such share, to the same buyer or transferee, any PIK Class A Common Shares that have accrued but remain unpaid in respect of such share of Class A Common Stock. An issuable PIK Class A Common Share shall not be issued and paid to any holder who is not also the holder of the underlying share of Class A Common Stock in respect of which such PIK Class A Common Share became accrued and issuable. The holder of a share of Class A Common Stock that is to be permissibly transferred must notify the Secretary of the Corporation and any transfer agent for the Class A Common Stock, according to instructions provided by the Corporation or any such transfer agent, of such proposed sale, transfer or other disposition at least three (3) business days in advance of the effective date of such permitted sale, transfer or other disposition.

(C) Notice. The Corporation shall make available to each holder of Class A Common Stock information regarding the occurrence of (i) any Special Stock Dividend Accrual Period (for the first day on which the Special Stock Dividends accrue and for the day on which such Special Stock Dividends cease to accrue), and (ii) the Conversion End Date, in each case within three (3) business days following such occurrence.

(D) Protective Provisions. So long as any share of Class A Common Stock is outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent) of the holders of at least eighty percent (80%) of the issued and outstanding shares of Class A Common Stock, in addition to any other vote or consent required herein or by law, effect or validate any amendment, alteration or repeal of any provision of this Amended and Restated Certificate of Incorporation that materially adversely alters or changes any rights, powers, preferences, privileges or restrictions of the Class A Common Stock; provided, however, that notwithstanding the foregoing, upon the Conversion (in accordance with subsection (b)(vi)(A) of this Article FOURTH) of all shares of Class B Common Stock, the Corporation shall have the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation to provide for a single class of common stock of the Corporation.

(E) Information. Subject to the final sentence of this subsection (b)(v)(E) of this Article FOURTH, the Corporation shall take commercially reasonable efforts to ensure that a holder of any shares of Class A Common Stock may have access to information, that shall be as current as reasonably practicable for the Corporation, regarding the number of such shares of Class A Common Stock held by and issuable to (pursuant to any accrued and unpaid PIK Class A Common Shares) such holders (“Information”); provided, that the Corporation shall retain full discretion regarding timing and any delay for releasing such Information to such holders of such shares. The Corporation may contract with one or more third-party service providers to provide Information and services referenced in this this subsection (b)(v)(E) of this Article FOURTH, and shall retain full discretion in determining the nature of and technical details with respect to the Corporation’s provision of Information and services referenced in this this subsection (b)(v)(E) of this Article FOURTH.

(vi) Rights of Class B Common Stock.

(A) Conversion. Upon the Conversion End Date, (1) any PIK Class A Common Shares that have accrued but remain unpaid as of such date shall be issued and paid in shares of Class A Common Stock prior to the Conversion, and (2) immediately thereafter, each share of Class B Common Stock shall automatically be converted into the right to receive one (1) fully paid and non-assessable share of Class A Common Stock (the “Conversion”).

(B) Mechanics of Conversion. The issuance of shares of Class A Common Stock to holders of shares of Class B Common Stock pursuant to subsection (b)(vi)(A) of this Article FOURTH shall be conditioned on delivery by such holders to the Corporation or any transfer agent or exchange agent designated by the Corporation of any transmittal form or transfer instruction and supplemental material as may be required by the Corporation or such designated transfer agent or exchange agent. Such transmittal form or transfer instruction shall state the number of shares of Class B Common Stock held by such holder; provided, that the Company shall certify the number of shares of Class B Common Stock held by such holder to facilitate such Conversion. Thereupon, the Corporation shall promptly issue and deliver, or cause its designated transfer agent or exchange agent to issue and deliver, to such holder the number of shares of Class A Common Stock to which such holder is entitled, in book-entry form. Such Conversion shall be deemed to have been made at the close of business on the Conversion End Date, and the person entitled to receive the shares of Class A Common Stock issuable upon such Conversion shall be treated for all purposes as the record holder of such shares of Class A Common Stock on such date.

(c) Preferred Stock. The Board of Directors is hereby expressly authorized, by resolution or resolutions thereof, to provide from time to time out of the unissued shares of Preferred Stock for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the powers (including voting powers), if any, of the shares of such series and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of such series. The designations, powers, preferences and relative, participating, optional, special and other rights of each series of Preferred Stock, if any, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series of Preferred Stock at any time outstanding. Except as may otherwise be provided in this Amended and Restated Certificate of Incorporation (including any Certificate of Designation) or by applicable law, no holder of any series of Preferred Stock, as such, shall be entitled to any voting powers in respect thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of capital stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL, without a separate vote of the holders of Preferred Stock as a class.

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a) Management. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b) Number of Directors. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock as provided for or fixed pursuant to the provisions of subsection (c) of Article FOURTH hereof, the total number of directors constituting the entire Board of Directors shall not be less than three (3) nor more than twelve (12), with the authorized number of directors of the Corporation being fixed by, or in the manner provided in, the bylaws of the Corporation.

(c) No Written Ballot. Unless and except to the extent that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

(d) Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by the law of the State of Delaware, the Board of Directors is expressly authorized to make, alter, amend and repeal the bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise. Subject to the rights, if any, of the holders of any outstanding series of Preferred Stock as provided for or fixed pursuant to the provisions of subsection (c) of Article FOURTH hereof, the affirmative vote of the holders of at least sixty-six and two thirds percent (66 2/3%) of the voting power of the then outstanding shares of the capital stock of the Corporation entitled to vote generally, voting together as a single class, shall be required for the stockholders to make, alter, amend or repeal any bylaw of the Corporation.

(e) Automatic Increase/Decrease in Authorized Directors. During any period when the holders of any outstanding series of Preferred Stock as provided for or fixed pursuant to the provisions of subsection (c) of Article FOURTH hereof have the right to elect one or more directors to the Board of Directors (each, a “Preferred Director,” and more than one, the “Preferred Directors”), then upon commencement of, and for the duration of, the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of Preferred Directors, and the holders of such outstanding series of Preferred Stock shall be entitled to elect the Preferred Director or Preferred Directors so provided or fixed pursuant to the provisions of subsection (c) of Article FOURTH hereof; and (ii) each such Preferred Director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to the provisions of subsection (c) of Article FOURTH hereof, whichever occurs earlier, subject to such director’s earlier death, resignation, disqualification or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions providing for such series of Preferred Stock pursuant to the provisions of subsection (c) of Article FOURTH hereof, whenever the holders of any outstanding series of Preferred Stock having the right to elect one or more Preferred Directors are divested of such right pursuant to the provisions of such capital stock, the term of office of each such Preferred Director elected by the holders of such series of Preferred Stock, or elected to fill any vacancy resulting from the death, resignation, disqualification or removal of each such Preferred Director, shall forthwith terminate and the total authorized number of directors of the Corporation shall automatically be decreased by such specified number of directors.

SIXTH: Except as may otherwise be provided for or fixed pursuant to the provisions of subsection (c) of Article FOURTH hereof relating to the rights of the holders of any outstanding series of Preferred Stock, special meetings of stockholders of the Corporation, for any purpose or purposes, may be called at any time, but only by (i) the Chairman of the Board of Directors, if there be one, (ii) the Chief Executive Officer, (iii) the President, or (iv) the Board of Directors. Any special meeting of stockholders of the Corporation may be postponed by action of (i) the Chairman of the Board of Directors, if there be one, (ii) the Chief Executive Officer, (iii) the President, or (iv) the Board of Directors at any time in advance of such meeting.

SEVENTH: Except as may otherwise be provided for or fixed pursuant to the provisions of subsection (c) of Article FOURTH hereof relating to the rights of the holders of any outstanding series of Preferred Stock, no action that is required or permitted to be taken by the stockholders of the Corporation at an annual or special meeting of stockholders of the Corporation may be effected by written consent in lieu of a meeting of the stockholders.

EIGHTH: The Corporation expressly elects to be governed by Section 203 of the DGCL.

NINTH: A director of the Corporation shall not be liable to the Corporation or its stockholders for money damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

TENTH: Except as provided in subsection (b)(v)(D) of Article FOURTH, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation (including any Certificate of Designation), and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Amended and Restated Certificate of Incorporation (including any Certificate of Designation) in its present form or as hereafter amended are granted subject to this reservation. In addition to any affirmative vote required by law and/or this Amended and Restated Certificate of Incorporation (including any Certificate of Designation), the affirmative vote of at least sixty-six and two thirds percent (66 2/3%) in voting power of the then outstanding shares of the capital stock of the Corporation entitled to vote generally, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision inconsistent with Articles FIFTH, SIXTH or SEVENTH, or this Article TENTH.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed and acknowledged on its behalf this 16th day of November, 2017.

TRIVE CAPITAL G&M BLOCKER CORP.

By:	/s/ Conner Searcy
Name: Conner Searcy
Title: President